

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2013

Via E-mail
Jeffrey Weissmann, Esq.
General Counsel and Secretary
National General Holdings Corp.
59 Maiden Lane, 38th Floor
New York, New York 10038

> **Re:** **National General Holdings Corp.**
> **Registration Statement on Form S-1**
> **Response dated November 7, 2013**
> **File No. 333-190454**

Dear Mr. Weissmann:

We have reviewed your November 7, 2013 response to our October 31, 2013 letter and have the following comments. In these comments we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Income taxes, page 54

1. We acknowledge your response to previous comment 1. Please tell us more about your equalization reserves intangible asset recorded in the acquisition of your Luxembourg-domiciled reinsurance company in 2012 as disclosed beginning on page F-31 of your most recent filing. In this regard, please tell us what this asset represents and explain to us how it meets either the separability criterion or the contractual-legal criterion as stipulated in ASC 805-20-25-10. In your response, please tell us whether the economic benefit associated with the asset you recorded is solely related to the operation of the Luxembourg tax laws; if so, please tell us how so, if not please tell us how not.

Financial Statements
Notes to Consolidated Financial Statements
Note 2: Accounting Policies
(f) Ceding Commission Revenue, page F-8

2. We acknowledge your response to previous comment 2.   Please demonstrate to us how
   your reinsurance ceded qualifies for reinsurance accounting and clarify for us how you
   account for this reinsurance. In your response please:
   - Confirm that you have no material reinsurance arrangements other than the quota
     share arrangements where you historically ceded 50% of your gross premiums
     written and related losses.
   - Tell us how your reinsurance arrangements transfer insurance risk under both of the
     criteria in ASC 944-20-15-41. Specifically tell us how the varying ceding
     commission rates impact the assumption of significant insurance risk by your
     reinsurers given that it is implicit in the assumption of significant insurance risk that
     both the amount and timing of the reinsurer's payment depend on and directly vary
     with the amount and timing of claims settled under the reinsured contracts.
   - Tell us where you classify the receipt of ceding commissions on your balance sheet.

Note 10: Income Taxes, page F-38

3. We acknowledge your response to comment 3. Please help us to understand the timing of
   the commutation from Motors Insurance Company to GMAC Insurance Holdings, Inc.
   and the impact on your acquisition accounting. In this regard please address the
   following:
   - If the commutation occurred immediately prior to your acquisition of GMAC
     Insurance Holdings, Inc. as you indicate in the second paragraph of your most recent
     response, please clarify why you are entitled to a tax deduction for the acquisition
     costs associated with the business commuted. In this regard it appears that the
     business was commuted prior to your business combination and acquisition costs
     reinstated on the balance sheet of GMAC Insurance Holdings, Inc. should have been
     taken as a tax deduction in its financial statements prior to your acquisition and
     included in the consolidated tax return of its then parent, General Motors Acceptance
     Corporation.
   - To the extent that the commutation occurred prior to your business combination and
     there is some mechanism under tax laws to permit you to take a deduction, please tell
     us why that deduction is not indicative of an asset (i.e., an income tax recoverable or
     conversely a reduction to an income tax payable) acquired in the business
     combination recognized at fair value in accordance with ASC 805-20-25-1.
   - If the commutation occurred after your business combination, please tell us why you
     do not reflect DAC on your books.

   You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if
you have questions regarding comments on the financial statements and related matters. Please
contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
       J. Brett Pritchard, Esq.
       Locke Lord LLP
       111 South Wacker Drive
       Chicago, Illinois 60606